---------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   ________
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Corporate Express, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.0002
                         (Title of Class of Securities)
                                   219888104

                                 (CUSIP Number)

            Martin E. Franklin                Peter A. Hochfelder
            c/o Marlin Management, L.L.C.     c/o Brahman Management, L.L.C.
            555 Theodore Fremd Avenue         277 Park Avenue, 26th Floor
            Suite B-302                       New York, New York 10172
            Rye, New York 10580                    (212) 941-1400
              (914) 967-9400

                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                December 31, 1998
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].


      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  219888104                                        Page 2 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        771,400

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     771,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     771,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.7%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 3 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Institutional Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        2,621,900

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     2,621,900

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,621,900

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.5%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 4 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    BY Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        3,420,800

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     3,420,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     3,420,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.3%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 5 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Bull Fund, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        40,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     40,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     40,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.04%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 6 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        6,854,100
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     6,854,100

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     6,854,100

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.6%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No.  219888104                                        Page 7 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Capital Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        3,420,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     3,420,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     3,420,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.3%

     14        TYPE OF REPORTING PERSON*
                    CO;IA

SCHEDULE 13D

CUSIP No.  219888104                                        Page 8 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Peter A. Hochfelder

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        6,854,100

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     6,854,100

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     6,854,100

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.6%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                        Page 9 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert J. Sobel

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        6,854,100

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     6,854,100

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     6,854,100

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.6%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 10 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell A. Kuflik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        6,854,100

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     6,854,100

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     6,854,100



     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.6%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 11 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marlin Partners I, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        500,000

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     500,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     500,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 12 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Marlin Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        500,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     500,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     500,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No.  219888104                                       Page 13 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Martin E. Franklin

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            10,000

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        500,000

                9   SOLE DISPOSITIVE POWER
  REPORTING          10,000
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     500,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     510,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No.  219888104                                       Page 14 of 39 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Ian G.H. Ashken

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        500,000

                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     500,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     500,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.5%

     14        TYPE OF REPORTING PERSON*
                    IN

Item 1.   Security and Issuer.                             Page 15 of 39 Pages
------    -------------------
          This statement relates to the Common Stock, par value $0.0002 per share (the "Common Stock"), issued by Corporate Express Inc., a Colorado corporation (the "Company"), whose principal executive offices are at 1 Environmental Way, Broomfield, Colorado 80021.
Item 2.   Identity and Background.
------    -----------------------
          (a) This statement is filed by (i) Brahman Partners II, L.P., a Delaware limited partnership ("Brahman II"), with respect to the shares of Common Stock owned by it, (iii) Brahman Institutional Partners, L.P. ("Brahman Institutional"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (iv) BY Partners, L.P. ("BY Partners") a Delaware limited partnership, with respect to the shares of Common Stock owned by it;
(v) Brahman Bull Fund, L.P. ("Brahman Bull"), a Delaware limited partnership, with respect to shares of Common Stock owned by it; (vi) Brahman Management, L.L.C. ("Brahman Management"), a Delaware limited liability company and the sole general partner of each of Brahman II, BY Partners, Brahman Institutional and Brahman Bull (Brahman II, BY Partners, Brahman Institutional and Brahman Bull, collectively, the "Brahman Partnerships"), with respect to the shares of Common Stock owned by the Brahman Partnerships, (vii) Brahman Capital Corp., a Delaware corporation ("Brahman Capital"), with respect to the shares of Common Stock held for BY Partners and (viii) Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik, each a citizen of the United States, and together the executive officers and directors of Brahman Capital and the sole members of Brahman Management, with respect to shares of Common Stock subject to the control of Brahman Capital and Brahman Management. The foregoing individuals

                                                        Page 16 of 39 Pages
and entities are hereinafter referred to collectively as the "Brahman Reporting Persons."
          This statement is also filed by (i) Marlin Partners I, L.P. ("Marlin I"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (ii) Marlin Management, L.L.C., a Delaware limited liability company ("Marlin Management") with respect to the shares of Common Stock owned by Marlin I and (iii) Messrs. Martin E. Franklin and Ian G.H. Ashken, each a citizen of the United Kingdom, and together the executive officers and directors of Marlin Management, with respect to the shares of Common Stock subject to the control of Marlin Management (and, in the case of Mr. Franklin, with respect to 10,000 shares held for his personal account). Marlin I, Marlin Management and Messrs. Franklin and Ashken are hereinafter referred to collectively as the "Marlin Reporting Persons." The Brahman Reporting Persons, together with the Marlin Reporting Persons, are referred to hereinafter collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
          Brahman II, BY Partners, Brahman Institutional and Brahman Bull are each private investment partnerships, the sole general partner of which is Brahman Management. As the sole general partner of Brahman II, BY Partners, Brahman Institutional and Brahman Bull, Brahman Management has the power to vote and dispose of the shares of Common Stock owned by each of Brahman II, BY Partners, Brahman Institutional and Brahman Bull and, accordingly, may be deemed the "beneficial owner" of such shares. The managing members of Brahman Management are Peter Hochfelder, Mitchell Kuflik and Robert Sobel.

                                                        Page 17 of 39 Pages
          Pursuant to an arrangement between Brahman Management and Brahman Capital, Brahman Capital currently has the power to vote and dispose of the shares of Common Stock held for the account of BY Partners and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Hochfelder, Sobel and Kuflik are the executive officers and directors of Brahman Capital.
          Marlin I is a private investment partnership, the sole general partner of which is Marlin Management. As the sole general partner of Marlin I, Marlin Management has the power to vote and dispose of the shares of Common Stock owned by Marlin I and, accordingly, may be deemed the "beneficial owner" of such shares. The sole managing partners of Marlin Management are Martin Franklin and Ian Ashken.
          Messrs. Franklin and Ashken were the principal executive officers of an investment vehicle that acquired DRG Plc. in 1989. DRG had sales and a market value of over $1 billion and was one of the world's largest paper and packaging companies, including the second largest stationery distributor in the United Kingdom and the largest envelope manufacturer in the world. In 1992 Messrs. Franklin and Ashken created Benson Eyecare Corporation and grew the company from $16 million in sales in 1992 to annualized sales of over $300 million in 1996, at which time the company was sold netting shareholders a total return of 1,760% from 1992 to 1996, or a 105% compound annual return. The growth of Benson Eyecare Corporation and its successor included the acquisition of two underperforming public companies, Optical Radiation Corporation in 1994 and ILC Technology in 1998. Marlin Management was created in 1996 and has made a number of private equity investments since its formation.

                                                        Page 18 of 39 Pages
          (b) The address of the principal business and principal office of Brahman II, Brahman Institutional, BY Partners, Brahman Bull, Brahman Management, Brahman Capital and Messrs. Hochfelder, Kuflik and Sobel is 277 Park Avenue, 26th Floor, New York, New York 10172.
          The address of the principal business and principal office of Marlin I, Marlin Management and Messrs. Franklin and Ashken is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.
          (c) The present principal business of Brahman II, BY Partners, Brahman Institutional, Brahman Bull and Marlin I is that of a private investment fund, engaging in the purchase and sale of securities for investment for their own accounts. The present principal business of Brahman Management is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of the Brahman Partnerships. The present principal business of Brahman Capital is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of Messrs. Hochfelder, Sobel and Kuflik are directing the activities of Brahman Management and Brahman Capital. The present principal business of Marlin Management is that of a private investment management firm. The present principal occupations of Messrs. Franklin and Ashken are directing the activities of Marlin Management and its affiliates.
          (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                         Page 19 of 39 Pages
          (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
          (f) Each of the individuals referred to in paragraph (a) above is a United States citizen, other than Messrs. Franklin and Ashken, who are citizens of the United Kingdom. Each of Brahman Management and Marlin Management is a Delaware limited liability company. Each of Brahman II, BY Partners, Brahman Institutional, Brahman Bull and Marlin I is a Delaware limited partnership. Brahman Capital is a Delaware corporation.
Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------
          The net investment cost (including commissions) is (i) $8,862,683 for the 771,400 shares of Common Stock held by Brahman II; (ii) $29,596,254 for the 2,621,900 shares of Common Stock held by Brahman Institutional; (iii) $36,884,891 for the 3,420,800 shares of Common Stock held by BY Partners; (iv) $279,588 for the 40,000 shares of Common Stock held by Brahman Bull; (v) $2,447,400 for the 500,000 shares of Common Stock held by Marlin I and (vi) $71,875 for the 10,000 shares of Common Stock held by Mr. Franklin for his personal account. In (i) through (v) above, the funds were furnished from the investment capital of the respective entity and its affiliates. The shares beneficially owned by the Brahman Reporting Persons are held in commingled margin accounts maintained with Bear, Stearns & Co. Inc.

                                                         Page 20 of 39 Pages
Item 4.   Purpose of Transaction.
------    ----------------------
          The Brahman Reporting Persons acquired their Common Stock for investment purposes, and intend to continue to evaluate the performance of the Common Stock as an investment in the ordinary course of their business.
          The Marlin Reporting persons have acquired their Common Stock because they believe there are approaches and strategies to maximize shareholder value that the Company should pursue.
          The Brahman Reporting Persons have had discussions recently with representatives of the Company in which the Brahman Reporting Persons expressed their dissatisfaction with the recent performance of the Common Stock and the overall financial performance and direction of the Company.
          On January 4, 1999, Marlin Management sent a letter to the Board of Directors of the Company outlining its views and suggestions for action. That letter is attached as Exhibit 2 hereto.
          If the action referred to in such letter is not taken by the Company to the satisfaction of the Marlin Reporting Persons, on or before January 31, 1999, the Marlin Reporting Persons may hold discussions with other stockholders and third parties and take other action in which they suggest or take a position with respect to potential changes in the operations, management and strategic direction of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the
Schedule 13D form, including, without limitation, such matters as disposing of one or more lines of business, selling the Company, changing operating or

                                                         Page 21 of 39 Pages
marketing strategies, changing the senior management or membership of the Board of Directors of the Company, reviewing compensation policies, and retaining third-party advisors to advise the Company regarding any of the foregoing matters. Depending on the nature of such suggestions or positions and other considerations, the Brahman Reporting Persons may support any or all of the Marlin Reporting Persons' proposals to enhance the Company's value.
          Messrs. Hochfelder, Kuflik and Sobel each maintain a personal investment as a limited partner in Marlin Capital, L.P. ("Marlin Capital"). Marlin Capital is an affiliate of the Marlin Reporting Persons. Mr. Franklin is a limited partner of Brahman II. Brahman Management has entered into an agreement with Marlin Management providing that Marlin Management will receive 15% of the net profits (as defined) earned by the Brahman Partnerships on their shares of Common Stock. (See Exhibit 3 hereto.)
          Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock.
          Except as set forth above, none of the Reporting Persons has any current plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

                                                         Page 22 of 39 Pages
Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------
          (a) As of the close of business on December 31, 1998, (i) Brahman II owns beneficially 771,400 shares of Common Stock, constituting approximately 0.7% of the shares outstanding; (ii) Brahman Institutional owns beneficially 2,621,900 shares of Common Stock, constituting approximately 2.5% of the shares outstanding; (iii) BY Partners owns beneficially 3,420,800 shares of Common Stock, constituting approximately 3.3% of the shares outstanding; (iv) Brahman Bull owns beneficially 40,000 shares of Common Stock, constituting approximately 0.04% of the shares outstanding; (v) Brahman Management owns beneficially 6,854,100 shares of Common Stock, constituting approximately 6.6% of the shares outstanding (such amounts are inclusive of the amounts reported by Brahman II, BY Partners, Brahman Institutional and Brahman Bull pursuant to clauses (i)-(iv) herein); (vi) Brahman Capital owns beneficially 3,420,800 shares of Common Stock, constituting approximately 3.3% of the shares outstanding (such amount representing the shares held by BY Partners); (vii) each of Messrs. Hochfelder, Sobel and Kuflik own beneficially 6,854,100 shares of Common Stock, constituting approximately 6.6% of the shares outstanding; (viii) Marlin I owns beneficially 500,000 shares of Common Stock, constituting approximately 0.5% of the shares outstanding; (ix) Marlin Management owns beneficially 500,000 shares of Common Stock, constituting approximately 0.5% of the shares outstanding (such amount representing the shares held by Marlin I); (x) Mr. Ashken owns beneficially 500,000 shares of Common Stock, constituting approximately 0.5% of the shares outstanding; and
(xi)

                                                         Page 23 of 39 Pages
Mr. Franklin owns beneficially 510,000 shares of Common Stock, constituting approximately 0.5% of the shares outstanding. Brahman Management, Brahman Capital and Messrs. Hochfelder, Sobel and Kuflik own directly no shares of Common Stock. Marlin Management and Mr. Ashken own directly no shares of Common Stock. By reason of the provisions of Rule 13d-5(b)(1) under the Act, the Reporting Persons comprising the foregoing group may be deemed to own 7,364,100 shares, constituting approximately 7.1% of the shares outstanding. The percentages used herein are calculated based upon the 104,102,311 shares of Common Stock which the Company has reported to be outstanding as of December 4, 1998 in its most recent filing with the SEC on Form 10-Q for the quarter ended October 31, 1998.
          (b) Brahman II, BY Partners, Brahman Institutional and Brahman Bull each has the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by Brahman Management as the sole general partner of Brahman II, BY Partners, Brahman Institutional and Brahman Bull. Pursuant to an arrangement between Brahman Capital and Brahman Management, as general partner of BY Partners, Brahman Capital has investment responsibility with respect to securities held in the account of BY Partners. Marlin I has the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by Marlin Management as its sole general partner.
          (c) The trading dates, number of shares purchased or sold and price per share (excluding commissions) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule A hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange. No other transactions were effected by any of the persons named in response to Item 5(a) above during such period.

                                                         Page 24 of 39 Pages
          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.
          (e)  Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships with
------    Respect to Securities of the Issuer.
          -------------------------------------------------------------
          Except as described in Item 4 above as evidenced by the letter agreement, dated January 4, 1999, filed as Exhibit 3 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between or among such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.   Material to be Filed as Exhibits.
------    --------------------------------
          1. There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-l(k)(1) under the Securities Exchange Act of 1934.
          2. Letter to Board of Directors of the company, dated January 4, 1999.
          3. Letter Agreement between Marlin Management and Brahman Management dated January 4, 1999.

                                                          Page 25 of 39 Pages

                                SIGNATURES
                                ----------
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  January 4, 1999
                                    BRAHMAN PARTNERS II, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN INSTITUTIONAL PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BY PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member

                                                           Page 26 of 39 Pages

                                    BRAHMAN CAPITAL CORP.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  President

                                    /s/ Peter A. Hochfelder
                                    ------------------------------------------
                                          Peter A. Hochfelder

                                    /s/ Robert J. Sobel
                                    ------------------------------------------
                                          Robert J. Sobel

                                    /s/ Mitchell A. Kuflik
                                    ------------------------------------------
                                          Mitchell A. Kuflik


                                    MARLIN PARTNERS I, L.P.

                                    By:  MARLIN MANAGEMENT, L.L.C.

                                    By:/s/ Martin E. Franklin
                                       ---------------------------------------
                                       Name:  Martin E. Franklin
                                       Title:  Authorized Signatory

                                    MARLIN MANAGEMENT, L.L.C.

                                    By:/s/ Martin E. Franklin
                                    ------------------------------------------
                                       Name:  Martin E. Franklin
                                       Title:  Authorized Signatory

                                    /s/ Martin E. Franklin
                                    ------------------------------------------
                                          Martin E. Franklin

                                    /s/ Ian G.H. Ashken
                                    ------------------------------------------
                                          Ian G.H. Ashken

                                                          Page 27 of 39 Pages

                                  Schedule A

                             Brahman Partners II, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
11-03-98                          1,900                        $11.128
11-03-98                        (25,000)                        11.113
12-01-98                        (24,500)                         5.786
12-09-98                         (7,100)                         5.592
12-09-98                        (35,000)                         5.570
12-10-98                       (153,600)                         5.916
12-10-98                        (25,000)                         6.094

                                                          Page 28 of 39 Pages

                                  Schedule A

                      Brahman Institutional Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
11-03-98                          5,000                        $11.128
11-16-98                         37,300                          6.067
11-16-98                         10,000                          6.125

                                                          Page 29 of 39 Pages

                                  Schedule A

                               BY Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
11-03-98                          5,600                        $11.128
12-04-98                        102,500                          4.744

                                                          Page 30 of 39 Pages

                                  Schedule A

                               Brahman Bull Fund, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
11-05-98                         40,000                         $6.930

                                                          Page 31 of 39 Pages

                                  Schedule A

                               Marlin Partners I, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
12-23-98                        100,000                         $4.912
12-24-98                        100,000                          4.817
12-28-98                        100,000                          4.702
12-30-98                        100,000                          4.851

                                                          Page 32 of 39 Pages

                                  Schedule A

                               Martin E. Franklin

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased (or sold)     (excluding commissions)
------------------------------------------------------------------------------
11-05-98                         10,000                         $7.125
12-21-98                        100,000                          5.143